SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

WELLS MID-HORIZON VALUE-ADDED

FUND I, LLC

(Name of Subject Company)

WELLS MID-HORIZON VALUE-ADDED

FUND I, LLC

(Name of Person Filing Statement)

Shares of Investor Member Interests

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Leo F. Wells, III

Principal Executive Officer

Wells Investment Management Company, LLC

6200 The Corners Parkway

Norcross, Georgia 30092

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt

Damon M. McLean

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Tender Offer”) by MPF Badger Acquisition Co. 2, LLC, Coastal Realty Business Trust, and Mackenzie Patterson Fuller, LP (collectively, the “Bidder”) to purchase up to 10,000 shares of investor member interests (the “Units”) of Wells Mid-Horizon Value-Added Fund I, LLC, a Georgia limited liability company (the “Company”), at a price of $150.00 per Unit (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase filed by the Bidder with the Securities and Exchange Commission on July 19, 2011, as amended from time to time (the “Offer to Purchase”).

As discussed below, the Board of Directors (the “Board of Directors”) of Wells Investment Management Company, LLC, the Company’s manager (“WIM”), unanimously recommends that the Company’s members (the “Members”) reject the Tender Offer and not tender the Units for purchase pursuant to the Tender Offer.

Item 1. Subject Company Information

The Company’s name and the address and telephone number of its principal executive offices is as follows:

Wells Mid-Horizon Value-Added Fund I, LLC

6200 The Corners Parkway

Norcross, Georgia 30092

Phone Number: (770) 449-7800

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s shares of investor member interests, of which there were 596 shares outstanding as of July 19, 2011.

Item 2. Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Bidder pursuant to which the Bidder has offered to purchase, subject to certain terms and conditions, up to 10,000 Units at the Offer Price. The Tender Offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by the Bidder with the Securities and Exchange Commission (the “SEC”) on July 19, 2011 (as amended from time to time and together with the exhibits thereto, the “Schedule TO”).

Unless the Tender Offer is extended by the Bidder, it will expire on September 9, 2011 at 11:59 p.m., Eastern Time.

According to Bidder’s Schedule TO, its business address and telephone number is:

1640 School Street

Moraga, California 94556

Phone Number: (925) 631-9100

Item 3. Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and the Bidder and its executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers or directors of WIM or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in Part I, Item 13 of the Company’s Annual Report on Form 10-K filed with the SEC on March 22, 2011 and in Note 5 to the financial statements contained in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2011, which excerpts are incorporated herein by reference. The Annual Report on Form 10-K and the Quarterly Report on Form 10-Q were previously delivered to all Members and are available for free on the SEC’s web site at www.sec.gov.

Item 4. The Solicitation or Recommendation

(a) Solicitation or Recommendation.

The Board of Directors, together with its outside advisors, has carefully reviewed and analyzed the terms of the Tender Offer. The Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or its Members. Accordingly, the Board of Directors unanimously recommends that the Members reject the Tender Offer and not tender their Units for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Member must evaluate whether to tender its Units to the Bidder pursuant to the Offer to Purchase and that an individual Member may determine to tender based on, among other things, the individual liquidity needs of such Member.

(b) Background.

On July 19, 2011, the Bidder commenced the Tender Offer to purchase up to 10,000 Units at a purchase price equal to $150.00 per Unit in cash upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal and Assignment Form. The Tender Offer, withdrawal rights, and proration period are set to expire at 11:59 P.M., Eastern Time, on September 9, 2011 (the “Expiration Date”) unless the Bidder extends the Tender Offer. The Bidder reserved the right, in its sole discretion, at any time and from time to time (but not the obligation), (i) to extend the period of time during which the Tender Offer is open, (ii) to not accept any Shares for payment upon the occurrence of certain terms specified in the Offer to Purchase and, prior to the Expiration Date, to terminate the Tender Offer and (iii) to amend the Tender Offer in any respect prior to the Expiration Date.

On July 15, 2011, the Bidder also sent a letter to the Company indicating that it had commenced the Tender Offer by summary newspaper advertisement pursuant to Rule 14d-5(f)(2) and Rule 14d-4(a)(3) of the General Rules and Regulations under the Securities and Exchange Act, as amended (the “Exchange Act”) and, for purposes of disseminating the Tender Offer materials, requested the Company to inform the Bidder of its election pursuant to paragraph (a)(3) of Rule 14d-5 of the Exchange Act.

In the Offer to Purchase, the Bidder indicated that it was offering to purchase the Shares because they were an “illiquid investment” and that in determining the Offer Price, the Bidder “analyzed a number of quantitative and qualitative factors, including: (i) the lack of a secondary market for resale of the Units and the resulting lack of liquidity of an investment in the [Company]; (ii) the estimated value of the [Company]’s real estate assets; and (iii) the costs to the [Bidder] associated with acquiring the Units.” Having asserted that there is a lack of public market for the sale of Shares, the Bidder concluded that

“[Members] have limited alternatives if they seek to sell their Units. As a result of such limited alternatives for [Members], the [Bidder] may not need to offer as high a price for the Units as they would otherwise. On the other hand, the [Bidder] take[s] a greater risk in establishing a purchase prices as there is no prevailing market price to be used for reference and the [Bidder itself] will have limited liquidity for the Units upon consummation of the purchase.”

The Board of Directors believes that the Tender Offer is an opportunistic attempt by the Bidder to capture for itself the potential opportunity to realize the full long-term value of a tendering Member’s investment in the Company, which would have the effect of depriving a tendering Member of that opportunity.

(c) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with the Company’s management; (2) reviewed the terms and conditions of the Tender Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board of Director’s knowledge of the Company’s business, financial condition, portfolio of properties and future prospects.

In addition to undertaking the analysis noted above, the Board of Directors took into account the following in evaluating the merits of the Tender Offer and in support of its recommendation that the Stockholders reject the Tender Offer and not tender their Shares in the Tender Offer:

1.	The Company prepared an estimated net asset value (NAV) based on the Company’s real estate assets, as well as other assets and liabilities, as of December 31, 2010. The NAV is based upon an independent appraisal process meeting the requirements of the Company’s offering documents. Based on these valuations, the Company’s NAV at December 31, 2010 was estimated to be approximately $41.9 million, or an average of $808.00 per unit. This is significantly above the Offer Price and in excess of the Bidder’s own estimated liquidation value of approximately $215 per Unit.

2.	The Board of Directors’ belief that the Offer Price represents an opportunistic attempt by the Bidder to purchase the Units at a low price and make a profit, thereby depriving the Members who tender Units in the Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Company. The Board of Directors’ belief in this regard is supported by the bidders’ own characterization of their offer. Specifically, the Board of Directors notes the following statement in the Bidders’ materials: “The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $150 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers’ objectives.” However, there can be no assurance as to the actual long term value of the Units as such value is dependent on a number of factors including general economic conditions and the other factors discussed in Item 8 “Additional Information.”

3.	The fact that the Tender Offer is subject to certain conditions, some of which provide the Bidder with discretion to determine whether the conditions have been met, such as the Bidder’s determination as to whether there has been any change or development in the Company’s business prospects that may be materially adverse to the Company.

In light of the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or the Members.

Accordingly, the Board of Directors unanimously recommends that the Members reject the Tender Offer and not tender their Units for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Member must evaluate whether to tender its Units to the Bidder pursuant to the Offer to Purchase and that an individual Member may determine to tender based on, among other things, such Member’s individual liquidity needs.

(d) Intent to Tender.

The directors and executive officers of WIM are entitled to participate in the Tender Offer on the same basis as other Members; however, all of the directors and executive officers of WIM have advised us that they do not intend to tender any of their Units in the Tender Offer (including Units they are deemed to beneficially own).

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender Units held of record or beneficially by such person for purchase pursuant to the Tender Offer.

Item 5. Person/Assets Retained, Employed, Compensated or Used

Not applicable.

Item 6. Interest in Securities of the Subject Company

During the past 60 days prior to the filing of the Schedule 14D-9, no transactions with respect to the Units have been effected by the Company or, to the Company’s best knowledge, by any of its affiliates or subsidiaries or by the directors or executive officers of WIM.

Item 7. Purposes of the Transaction and Plans or Proposals

The Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

Item 8. Additional Information

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods.

Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, general economic conditions, the financial health of the Company’s tenants, and office occupancy rates in the markets in which the Company’s properties are located.

Item 9. Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Form of letter to members dated July 29, 2011 from Christopher D. Daniels

(a)(2)	Form of talking points for Financial Representative use

(e)(1)	Excerpt from the Annual Report on Form 10-K filed by the Company with the SEC on March 22, 2011*

(e)(2)	Excerpt from the Quarterly Report on Form 10-Q filed by the Company with the SEC on May 15, 2011*

*	Incorporated by reference as provided in Item 3 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

WELLS MID-HORIZON VALUE-ADDED FUND I, LLC

By:	WELLS INVESTMENT MANAGEMENT COMPANY, LLC (Manager)

/s/ Christopher D. Daniels
Christopher D. Daniels President of Wells Investment Management Company, LLC

Date: July 29, 2011

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Form of letter to members dated July 29, 2011 from Christopher D. Daniels

(a)(2)	Form of talking points for Financial Representative use

(e)(1)	Excerpt from the Annual Report on Form 10-K filed by the Company with the SEC on March 22, 2011*

(e)(2)	Excerpt from the Quarterly Report on Form 10-Q filed by the Company with the SEC on May 15, 2011*

*	Incorporated by reference as provided in Item 3 hereto.